February 24, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549–7561

Dear Sirs/Madams:

We have read SUB-ITEM 77K of International Value Fund’s N-SAR dated February 24, 2014, and we agree with the statements made therein except that we have no basis to agree or disagree with the statements made in the second and third sentences of the second paragraph.

Yours truly,